AB
10/02

09042515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
SEP 29 2009
Washington, DC

SEC FILE NUMBER
8- 010863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antaeus Capital, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Century Park East, Suite 1460
(No. and Street)

Century City (City) California (State) 90067 (Zip Code)

ARSHIA KHODDAM
Commission # 1780...
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2012

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Moya (310) 788-8653
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
10/08

OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, as of June 30 2009, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

State of California
County of L.A.
Subscribed and sworn (or affirmed) to before me this 3rd day of August, 2009
by Cesar Moya proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

____
Notary Public

President ______________________________
Signature

____
Title

AFSHIN KHODDAM
Commission # 1795068
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Antaeus Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Antaeus Capital, Inc.:

We have audited the accompanying statement of financial condition of Antaeus Capital, Inc. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 28, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Antaeus Capital, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash	$	18,867
Receivables from officer		240,867
Property and equipment, net		32,146
Prepaid expense		261
Organization costs, net		794
Deposits		9,426
Total assets	$	302,361

Liabilities and Stockholder's Equity

Liabilities		
Payables to related party	$	1,500
Income taxes payable		800
Total liabilities		2,300
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 7,500 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		245,773
Retained earnings		53,288
Total stockholder's equity		300,061
Total liabilities and stockholder's equity	$	302,361

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Operations
For the Year Ended June 30, 2009

Revenues		
Commissions	$	69,622
Investment income		3,690
Other income		659
Total revenues		73,971
Expenses		
Management fee		5,000
Commission expense		5,000
Consulting fees		99,830
Communications		10,592
Occupancy expense		125,166
Other operating expenses		86,067
Total expenses		331,655
Net income (loss) before income tax provision		(257,684)
Income tax provision		800
Net income (loss)	$	(258,484)

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2008	$ 1,000	$ 93,400	$ 311,772	$ 406,172
Proceeds from paid-in capital	-	152,373	-	152,373
Net income (loss)	-	-	(258,484)	(258,484)
Balance at June 30, 2009	$ 1,000	$ 245,773	$ 53,288	$ 300,061

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (258,484)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 12,850	
Amortization expense	906	
(Increase) decrease in assets:		
Accounts receivable	260,000	
Receivables from officer	121,900	
Prepaid expense	(162)	
Increase (decrease) in liabilities:		
Payables to related party	(261,000)	
Income taxes payable	(24,053)	
Total adjustments		110,441
Net cash provided by (used in) operating activities		(148,043)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	152,373	
Net cash provided by (used in) financing activities		152,373
Net increase (decrease) in cash		4,330
Cash at beginning of year		14,537
Cash at end of year		$ 18,867
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 10,441	

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc. (the "Company") was founded on June 7, 1962, in Massachusetts under the name of Oftring & Company, Inc. In April 2005, the Company changed ownership and its name to Antaeus Capital, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Antaeus Holdings, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including retailing of corporate equity securities over-the-counter, institutional trading, selling of limited partnerships, private placements, and mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Organizational costs are being amortized on a straight-line basis over 60 months.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture and fixture	$	16,893	7
Machinery and equipment		17,318	5
Tenant improvements		20,915	3
		55,126	
Less: accumulated depreciation		(22,980)	
Property and equipment, net	$	32,146	

Depreciation expense for the year ended June 30, 2009, was $12,850.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2009

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	800	-	$ 800

The income tax provision indicated above consists of the California Franchise Tax Board minimum tax of $800. The Company has available at June 30, 2009, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $38,773. The net operating loss begins to expire in the year 2029.

Note 4: ORGANIZATION COSTS, NET

Organization costs are reported net of accumulated amortization and summarized by major classifications as follows:

		Useful Life
Organization costs	$ 4,531	5
	4,531	
Less: accumulated amortization	(3,737)	
Organization costs, net	$ 794	

Amortization expense for the year ended June 30, 2009 was $906.

Note 5: RELATED PARTY TRANSACTIONS

The Company shares facilities, staff, and equipment with the Parent. The two companies also share common management. The Company has an expense sharing agreement with the Parent whereby during the year ended June 30, 2009, the Company paid the Parent $18,540 for expenses incurred on its behalf.

The Company also paid the Parent a management fee of $5,000 for the year ended June 30, 2008.

Note 6: RECEIVABLES FROM OFFICER

Receivable from officer represents various advances to its chief executive officer made in the prior years in the ordinary course of business. This receivable of $240,867 is unsecured, non-interest bearing, and due on demand.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

On June 14, 2007, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced July 1, 2007 and expires June 30, 2010. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Also, on April 2, 2008, the Company entered into a lease agreement for office space in Shanghai, China which commenced July 1, 2008 and expires June 30, 2009.

At June 30, 2009, the minimum annual payments are as follows:

Year Ending June 30,		
2010	$	122,342
2011 & thereafter		-
	$	122,342

Current year occupancy expense consists of $125,166 in rent expense.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's oprations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $16,567 which was $11,567 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,300) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $800 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 17,367
Adjustments:		
Retained earnings	$ 15,545	
Non-allowable assets	(16,345)	
Total adjustments		(800)
Net capital per audited statements		$ 16,567

Antaeus Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	245,773	
Retained earnings	53,288	
Total stockholder's equity		$ 300,061
Less: Non-allowable assets		
Receivables from officer	(240,867)	
Property and equipment, net	(32,146)	
Prepaid expense	(261)	
Organization costs, net	(794)	
Deposits	(9,426)	
Total non-allowable assets		(283,494)
Net capital		16,567
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 153	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 11,567
Ratio of aggregate indebtedness to net capital	0.14 : 1	

There was a difference of $800 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009. See Note 10.

Antaeus Capital, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Antaeus Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Antaeus Capital, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Antaeus Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Antaeus Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Antaeus Capital, Inc.:

In planning and performing our audit of the financial statements of Antaeus Capital, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 28, 2009